Almere, The Netherlands
4 April 2013
ASM INTERNATIONAL N.V. ANNOUNCES AVAILABILITY OF AGM MATERIALS

ASM International NV (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM) today announces that the information regarding the Annual General Meeting of Shareholders (AGM) scheduled for May 16, 2013 is now available on the Company's renewed website, www.asm.com. This information includes the convocation and the full agenda. The US market proxy materials will also be posted on our website once these are ready for distribution to our US shareholders.
The AGM is scheduled to commence at 2 p.m. CET at the Hilton Hotel, Apollolaan 138 in Amsterdam, the Netherlands.

The total number of outstanding common shares as per March 27, 2013 amounts to 63,169,136 and each common share entitles the holder thereof to cast one vote.

In accordance with applicable legal requirements in the Netherlands the registration date for the AGM is April 18, 2013 as further set out in the convocation for the meeting.

The agenda for the AGM includes amongst others the proposal to pay a dividend in cash of € 0.50 per common share and the nomination of Messrs. Kramer and Lobbezoo for reappointment to the Supervisory Board.

In addition, the agenda for the AGM includes the report on and discussion on the outcome of the study into the causes of the non-recognition by the markets of the value of the combined businesses of the Company and on action taken in connection therewith.

Furthermore, the Company proposes to the AGM to distribute € 4.25 per common share from the cash proceeds of the placement of the Company's 47,424,500 common shares of ASM Pacific Technology Ltd. free of any withholding tax under current Dutch tax law. To this end, it is proposed that the distribution is effected as a repayment of capital to the shareholders by way of a reduction of the par value of the common shares. For that purpose, it is proposed to first increase the issued capital of the Company by increasing the par value of all common shares by amending Article 3 of the Articles of Association and subsequently to decrease the issued capital of the Company by decreasing the par value of all common shares by amending Article 3 of the Articles of Association.

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About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Investor contact:
Victor Bareño
T: +31 88 100 8500

Mary Jo Dieckhaus
T: +1 212 986 2900

Media contact:
Ian Bickerton
T: +31 20 685 5955

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